UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Diebold Nixdorf, Incorporated
(Name of Issuer)

Common Shares
(Title of Class of Securities)

253651202
(CUSIP Number)

Erik A. Vayntrub Capital World Investors 333 South Hope Street, 55th Floor Los Angeles, CA 90071 (213) 486-9108
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 11, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ _ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253651202	13D	Page 2 of 4

1	NAMES OF REPORTING PERSONS

Capital World Investors
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[ _ ]
		(b)	[ _ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
12,576,776
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

12,576,776
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,576,776
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ _ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.4%(1)
14	TYPE OF REPORTING PERSON

IA

(1)       The calculation of the percentage of the class beneficially owned by the reporting person is based on 37,632,010 Common Shares, which is the sum of (i) 37,566,668 Common Shares outstanding as of August 11, 2023, as reported by the Issuer in Item 3.02 to its Current Report on Form 8-K, filed with the SEC on August 11, 2023 and (ii) 65,342 Outstanding Trade Shares (as defined in Item 3). On March 23, 2023, certain CWI Clients (as defined in Item 3) entered into a trade to acquire certain debt of the Issuer from a third party. The trade remained outstanding at the time of the Issuer’s emergence from bankruptcy on August 11, 2023 and remains outstanding as of October 24, 2023. Pursuant to the Plan (as defined in Item 3), Common Shares were issued to the seller in exchanged for the acquired debt; as such, the CWI Clients are entitled to receive 65,342 Outstanding Trade Shares from the seller in settlement of the trade, and these shares should have been included in the Schedule 13D filed by the reporting person on August 21, 2023.

CUSIP No. 253651202	13D	Page 3 of 4

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed on August 21, 2023 (the “Schedule 13D”) on behalf of Capital World Investors (“CWI” or the “Reporting Person”), a division of Capital Research and Management Company (“CRMC”), a Delaware corporation, as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited (together with CRMC, the “investment management entities”), relating to the common shares, $0.01 par value per share (the “Common Shares”), of Diebold Nixdorf, Incorporated, a Delaware corporation (the “Issuer”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Schedule 13D is hereby amended to add the following:

On March 23, 2023, certain CWI Clients entered into a trade to acquire $4,987,500 of certain debt of the Issuer from a third party (“Seller” and such debt, the “acquired debt”). The trade remained outstanding at the time of the Issuer’s emergence from bankruptcy on August 11, 2023 and remains outstanding as of October 24, 2023. Pursuant to the Plan, Common Shares were issued to the Seller in exchange for the acquired debt; as such, the CWI Clients are entitled to receive 65,342 Common Shares (the “Outstanding Trade Shares”) from the Seller in settlement of the trade. The Outstanding Trade Shares should have been included in the Schedule 13D filed by the Reporting Person on August 21, 2023.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5(a) and 5(d) of the Schedule 13D is hereby amended and restated as follows:

(a) The aggregate number of Common Shares to which this Schedule 13D relates is 12,511,434 Common Shares held as of the close of business on August 21, 2023 and the 65,342 Outstanding Trade Shares, collectively constituting approximately 33.4% of the outstanding Common Shares. The foregoing percentage is calculated based on 37,632,010 Common Shares, which is the sum of (i) 37,566,668 Common Shares outstanding as of August 11, 2023, as reported by the Issuer in Item 3.02 to its Current Report on Form 8-K, filed with the SEC on August 11, 2023 and (ii) 65,342 Outstanding Trade Shares.

(d) Except for the CWI Clients which are the direct holders of the Common Shares, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares that may be beneficially owned by the Reporting Person.

Two of the CWI Clients are the direct holders of more than five percent of the Common Shares. American High-Income Trust, a Delaware statutory trust, received 5,798,324 Common Shares pursuant to the Diebold Plan of Reorganization and will receive 1,960 Outstanding Trade Shares. The Income Fund of America, a Delaware statutory trust, received 4,465,433 Common Shares pursuant to the Diebold Plan of Reorganization and will receive 56,195 Outstanding Trade Shares.

CUSIP No. 253651202	13D	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAPITAL WORLD INVESTORS /s/ Erik A. Vayntrub
Erik A. Vayntrub
(Name)
Senior Vice President and Senior Counsel, Fund Business Management Group, Capital Research and Management Company
(Title)
October 24, 2023
(Date)